Ex-99.a.1.iii

OFFER BY

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.

TO PURCHASE FOR CASH UP
TO 5% OF ITS SHARES OF
COMMON STOCK FOR 98%
OF NET ASSET VALUE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., NEW YORK CITY TIME, ON JUNE 27, 2014
(“EXPIRATION DATE”), UNLESS EXTENDED

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING
TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED IN THE
FUND’S OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL.

June 2, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

     We are enclosing herewith the material listed below relating to the offer of Delaware Investments Dividend and Income Fund, Inc., a Maryland corporation registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company (the “Fund”), to purchase up to 5% of its outstanding shares of Common Stock, par value $0.01 (the “Shares”) upon the terms and subject to the conditions set forth in its Offer to Purchase dated June 2, 2014 and in the related Letter of Transmittal (which together constitute the “Offer”). The price to be paid for the Shares is an amount per Share, net to the seller in cash, equal to 98% of the net asset value per Share as determined by the Fund as of the close of ordinary trading on the New York Stock Exchange on July 2, 2014, unless the Expiration Date is extended beyond June 27, 2014.

     We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commission will be payable to brokers, dealers or other persons for soliciting tenders for Shares pursuant to the Offer. The Fund will, however, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all transfer taxes on its purchase of Shares, subject to Section 4, “Payment for Shares” of the Offer to Purchase. However, backup withholding at a 28% rate or, in the case of non-U.S. shareholders, 30% withholding under the Foreign Account Tax Compliance Act or 30% (or lower treaty rate) withholding at the source may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 2, “Procedures for Tendering Shares,” of the Offer to Purchase.

     For your information and for forwarding to your clients, we are enclosing the following documents:

1.	A letter to shareholders from the President of the Fund and the Offer to Purchase dated June 2, 2014;

2.	The Letter of Transmittal for your use and to be provided to your clients;

3.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

4.	Notice of Guaranteed Delivery;

5.	Form of letter to clients, which may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee); and

6.	Return envelope addressed to the Depositary.

     The Offer is not being made to, nor will the Fund accept tenders from, holders of Shares in any State or other jurisdiction in which the Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

     As described in the Fund’s Offer to Purchase under Section 2, “Procedures for Tendering Shares,” tenders may be made without the concurrent deposit of Share certificates if (1) such tenders are made by or through an Eligible Guarantor (as defined in the Offer to Purchase); (2) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Fund is delivered to the Depositary prior to 11:59 p.m. New York City time on the Expiration Date; and (3) certificates for tendered Shares (or a Book-Entry Confirmation, as defined in the Offer to Purchase) together with a properly completed and duly executed Letter of Transmittal (or, in the case of book-entry transfer, an Agent’s Message, as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, are received by the Depositary within three New York Stock Exchange trading days after execution of a Notice of Guaranteed Delivery.

     As described in the Offer, if more than 5% of the Fund’s outstanding Shares are duly tendered prior to the Expiration Date, the Fund will repurchase 5% of the Fund’s outstanding Shares on a pro rata basis upon the terms and subject to the conditions of the Offer.

     NEITHER THE FUND NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES.

     Additional copies of the enclosed material may be obtained from the Information Agent at the appropriate address and telephone number set forth in the Fund’s Offer to Purchase. Any questions you have with respect to the Offer should be directed to the Information Agent at its address and telephone numbers set forth in the Offer to Purchase.

Very truly yours,

DELAWARE INVESTMENTS DIVIDEND AND
INCOME FUND, INC.

PATRICK P. COYNE Chairman, Director, Chief Executive Officer and President

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of Delaware Investments Dividend and Income Fund, Inc. or the Depositary/Information Agent or authorize you or any other person to make any statements or use any material on their behalf with respect to the Offer, other than the material enclosed herewith and the statements specifically set forth in such material.

Investments in the Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the “Macquarie Group”), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Fund, the repayment of capital from the Fund, or any particular rate of return.